UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Dicerna Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

253031108

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253031108	13D/A	Page 2 of 7

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,077,899 of Common Stock
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 8,077,899 shares of Common Stock
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,077,899 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.7%
14	Type of Reporting Person PN

CUSIP No. 253031108	13D/A	Page 3 of 7

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 852,338 shares of Common Stock
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 852,338 shares of Common Stock
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 852,338 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person PN

CUSIP No. 253031108	13D/A	Page 4 of 7

This Amendment No. 2 to Schedule 13D relates to the Common Stock of Dicerna Pharmaceuticals, Inc. and amends the initial statement on Schedule 13D filed by the Reporting Persons on April 13, 2017, as amended by Amendment No. 1 filed on September 18, 2017 (the “Initial Statement” and, as further amended by this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a) This Schedule 13D is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman exempted limited partnership (“BC LS”), and BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIP LS” and, together with BC LS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCI LS”), is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman exempted limited partnership (“BC LS P”), which is the general partner of BC LS.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of BCIP LS.

The governance, investment strategy and decision-making process with respect to the investments held by all of the Reporting Persons is directed by BCI LS, whose managers are Jeffrey Schwartz and Adam Koppel. As a result, each of BCI LS, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by all of the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 13, 2017, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address of each of the Reporting Persons, BCI LS, BC LS P, Boylston, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

(c) The Reporting Persons, BCI LS, BC LS P and Boylston are principally engaged in the business of investment in securities. Mr. Schwartz and Dr. Koppel are Managing Directors of BCI LS. The address of BCI LS is 200 Clarendon Street, Boston, MA 02116.

(d) During the last five years, none of the Reporting Persons, BCI LS, BC LS P, Boylston, Mr. Schwartz and Dr. Koppel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, BCI LS, BC LS P, Boylston, Mr. Schwartz and Dr. Koppel have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BC LS and BC LS P are organized under the laws of the Cayman Islands. BCIP LS, BCI LS and Boylston are organized under the laws of the State of Delaware. Mr. Schwartz and Dr. Koppel are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On December 18, 2017, the Reporting Persons purchased an aggregate of 285,000 shares of Common Stock in an underwritten public offering (the “Public Offering”) at a price per share of $7.00. BC LS purchased 257,798 of such shares for cash consideration of $1,804,586.00 and BCIP LS purchased 27,202 of such shares for cash consideration of $190,414.00. Each of the Reporting Persons used its own working capital to acquire such shares.

CUSIP No. 253031108	13D/A	Page 5 of 7

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

Conversion of Redeemable Convertible Preferred Stock

On December 18, 2017, pursuant to a letter agreement (the “Letter Agreement”) dated December 13, 2017 among the Issuer and the Investors, all of the outstanding shares of Redeemable Convertible Preferred Stock held by the Reporting Persons were converted into Common Stock (the “Conversion”). In consideration for their agreement to the Conversion, the waiver of their right to participate as selling stockholders in the Public Offering and the amendment to the Registration Rights Agreement described below, in connection with the Conversion, pursuant to the Letter Agreement the Reporting Persons also received shares of Common Stock representing the additional dividend accruals on the Redeemable Convertible Preferred Stock that the Reporting Persons would have been entitled to receive up to and including March 31, 2018. The total number of shares of Common Stock received by BC LS and BCIP LS pursuant to the Letter Agreement is 7,820,101 shares and 825,136 shares, respectively. Following such transactions, no shares of Redeemable Convertible Preferred Stock remain outstanding.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by the full text of the Letter Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, BS LS held 8,077,899 shares of Common Stock, representing approximately 15.7% of the Issuer’s outstanding shares of Common Stock, and BCIP LS held 852,338 shares of Common Stock, representing approximately 1.7% of the Issuer’s outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 8,930,237 shares of Common Stock, representing approximately 17.4% of the Issuer’s outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 51,471,168 shares of Common Stock outstanding as of December 18, 2017, as advised by the Issuer. The foregoing gives effect to the Letter Agreement, including the Conversion, and the Public Offering.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

Registration Rights Agreement Amendment

In connection with the Letter Agreement described above, the Issuer and the Investors agreed to enter into the First Amendment to Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement Amendment”). Pursuant to the Registration Rights Agreement Amendment, the definition of “Registrable Securities” was modified such that the registration rights of the Reporting Persons extend to all shares of Common Stock received pursuant to the Letter Agreement and in the Public Offering.

The foregoing description of the Registration Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement Amendment, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 253031108	13D/A	Page 6 of 7

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit E	Letter Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed December 14, 2017)

Exhibit F	Registration Rights Agreement Amendment (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed December 18, 2017)

CUSIP No. 253031108	13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2017

Bain Capital Life Sciences Fund, L.P. By: Bain Capital Life Sciences Partners, LP, its general partner By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Managing Director

BCIP Life Sciences Associates, LP By: Boylston Coinvestors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Authorized Signatory